Rule 17g-1 - Bonding of Officers and Employees of
Registered Management Investment Companies


17g-1(g)(1)(ii)(c): Statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under a joint insured bond:



MLIG Variable Insurance Trust		$2,925
Roszel Advisors, LLC			$975





MLIG Variable Insurance Trust (the "Trust") maintains a $1 million joint fidelity bond for the Trust and Roszel Advisors, LLC, underwritten by St. Paul Travelers. The bond is for a one-year term beginning
July 1, 2008 to July 1, 2009, with an annual premium of $3,900.
The premium has been paid in its entirety.